Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207347

PROSPECTUS SUPPLEMENT NO. 7

(to Prospectus dated May 18, 2016)

38,128,672 Shares

VIEWRAY, INC.

Common Stock

This prospectus supplement No. 7 supplements the prospectus dated May 18, 2016 (the “Prospectus”), relating to the offering and resale by the selling stockholders identified in the Prospectus of up to 38,128,672 shares of our common stock, par value $0.01 per share. These shares were privately issued to the selling stockholders on July 23, August 13 and August 17, 2015 in connection with a private placement and a share exchange transaction described in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in Items 1.01 and 3.02 of the attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on January 18, 2017.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is listed on The NASDAQ Global Market under the symbol “VRAY.” As of January 17, 2017, the last reported sale price for our common stock was $3.06 per share.

Investment in our common stock involves risks. See “Risk Factors” beginning on page 8 of the Prospectus, as updated or superseded by the “Risk Factors” section in our most recently filed Quarterly Report on Form 10-Q.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 18, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 13, 2017

VIEWRAY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37725	42-1777485
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2 Thermo Fisher Way

Oakwood Village, Ohio 44146

(Address of principal executive offices, including zip code)

(440) 703-3210

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

The Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Purchasers”) on January 13, 2017, after the close of trading of the Company’s common stock on the NASDAQ Global Market. Pursuant to the Purchase Agreement, the Company sold an aggregate of 8,602,589 shares of common stock (the “Shares”) and warrants (the “Warrants”) to purchase 1,720,512 shares of common stock (“Warrant Shares”) for aggregate gross proceeds of approximately $26.1 million (the “Offering”). The purchase price for each Share was $3.00, except that the purchase price paid by individuals who are directors and/or officers of the Company was $3.17, which is equal to the consolidated closing bid price on the NASDAQ Global Market on the day of pricing, January 13, 2017, as applicable and as further specified in the Purchase Agreement. The purchase price for each Warrant was equal to $0.125 for each Warrant Share, consistent with NASDAQ Global Market requirements for an “at the market” offering, and the Warrants are exercisable at an exercise price of $3.17 per share. The closing of the Offering occurred on January 18, 2017. New Purchasers included Puissance Cross Border Opportunities I LP (“Puissance”) entities associated with Acuta Capital Partners and Alta Bioequities, L.P. Existing investors of the Company who participated in the Offering included entities associated with OrbiMed Advisors, LLC and Kearny Venture Partners, L.P.; Mark S. Gold, M.D. and Henry A. McKinnell, Jr., Ph.D., independent members of the Company’s Board of Directors; and Ajay Bansal, an executive officer of the Company.

In connection with the Purchase Agreement, the Company entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with the Purchasers. Pursuant to the Stockholders’ Agreement, the Company has agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 60 days after the closing of the Offering for purposes of registering the resale of the Shares, the shares of common stock issuable upon exercise of the Warrants, and any shares of common stock issued as a dividend or other distribution with respect to the Shares or shares underlying the Warrants. The Company has agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 150 days after the closing of the Offering. The Company also agreed, among other things, to indemnify the selling holders under the registration statements from certain liabilities and to pay all fees and expenses (excluding underwriting discounts and selling commissions and all legal fees of any selling holder) incident to the Company’s obligations under the Stockholders’ Agreement. In addition, the Purchasers have agreed, pursuant to the Stockholders’ Agreement, to vote, or take any other action for the purpose of electing directors to the Company’s Board of Directors, in a manner necessary to elect and maintain as a director of the Company one member designated by Puissance, subject to certain conditions as further specified in the Stockholders’ Agreement.

The Offering is exempt from registration pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) the Securities Act of 1933, as amended (the “Securities Act”) and Regulation S and Regulation D under the Securities Act.

The securities sold and issued in connection with the Purchase Agreement are not registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements.

The foregoing description of the transaction is only a summary and is qualified in its entirety by reference to the Purchase Agreement, the Form of Warrant and the Stockholders’ Agreement, copies of which will be filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2016.

Item 3.02	Unregistered Sale of Equity Securities.

The information called for by this item is contained in Item 1.01, which is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On January 18, 2017, the Company issued the press release attached hereto as Exhibit 99.1 regarding the transaction described in this report.

The information in this Item 7.01 of this Current Report on Form 8-K and the Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act, or incorporated by reference in any filing of

ViewRay, Inc. under the Securities Act or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Press Release dated January 18, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIEWRAY, INC.

Dated: January 18, 2017	By:	/s/ Chris A. Raanes
	Name:	Chris A. Raanes
	Title:	Chief Executive Officer and President

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated January 18, 2017

Exhibit 99.1

ViewRay Raises $26.1 Million in Private Placement

Financing to Support Commercialization of MRIdian Linear Accelerator Technology

CLEVELAND, January 18, 2017 — ViewRay, Inc. (Nasdaq: VRAY), makers of the world’s first and only clinical MRI-guided radiation therapy system, announced today that it has raised aggregate gross proceeds of approximately $26.1 million through a private placement of its common stock and warrants. Puissance Capital Management led the financing and was joined by certain of ViewRay’s existing investors, including OrbiMed Advisors, LLC and Kearny Venture Partners, and an additional new institutional investor, Acuta Capital Partners.

In connection with this private placement, Ted Wang, Ph.D., Chief Investment Officer of Puissance Capital Management, is expected to be appointed as a member of the ViewRay Board of Directors. Puissance Capital Management is a global asset manager founded in 2015. Prior to founding the firm, Dr. Wang was a Partner of Goldman, Sachs & Co. During his 18-year tenure at the firm he held many leadership positions, mostly recently as Co-Head of U.S. Equities Trading and Global Co-Head of One Delta Trading and a member of the Goldman Sachs Risk Committee. Prior to joining Goldman, Dr. Wang co-founded Xeotron Corp., a company specializing in DNA biochips in Texas. He holds a Ph.D. in Physics from the University of Minnesota, an MBA from the University of Texas, Austin, and a BS from Fudan University, China.

The securities sold in this private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and have been sold pursuant to Regulation S and Regulation D of the Securities Act. The securities may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. ViewRay has agreed to file a registration statement covering the resale of the shares of common stock acquired by the investors and shares of common stock issuable upon exercise of the warrants acquired by the investors.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state. Any offering of the securities under the resale registration statement will only be by means of a prospectus.

ViewRay sold approximately 8.6 million shares of common stock and warrants to purchase approximately 1.7 million shares of common stock for aggregate gross proceeds of approximately $26.1 million before deducting offering expenses. The warrants have a per share exercise price of $3.17, are exercisable after six months and expire seven years from the date of issuance. Proceeds from the private placement will be used primarily to support the ongoing commercialization of the MRIdian Linear Accelerator Technology, for research and development related to continued product development activities, and for general corporate purposes, including working capital.

About ViewRay

ViewRay®, Inc. (Nasdaq: VRAY) designs, manufactures and markets the MRIdian® radiation therapy system. MRIdian integrates MRI technology, radiation delivery and proprietary software to locate, target and track the position and shape of soft-tissue tumors during radiation. ViewRay believes this combination of enhanced visualization and accuracy will significantly improve outcomes for patients.

The MRIdian linac is a technology under development and not available for sale or distribution in the United States. ViewRay and MRIdian are registered trademarks of ViewRay, Inc.

Forward Looking Statements:

This press release contains forward-looking statements. Statements in this press release that are not purely historical are forward-looking statements. Such forward-looking statements include, among other things, references to the planned use of proceeds from the private placement and Dr. Wang joining ViewRay’s Board of Directors. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, the ability to raise the additional funding needed to continue to pursue ViewRay’s business and product development plans, the inherent uncertainties associated with developing new products or technologies, the ability to commercialize MRIdian linac technology, competition in the industry in which ViewRay operates and overall market conditions. These forward-looking statements are made as of the date of this press release, and ViewRay assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Investors should consult all of the information set forth herein and should also refer to the risk factor disclosure set forth in the reports and other documents ViewRay files with the SEC available at www.sec.gov.

Contact:

Investor Relations:

Ajay Bansal

Chief Financial Officer

1-844-MRIdian (674-3426)

Media Enquiries:

Michael Saracen

Senior Director, Marketing

Phone: +1 440.703.3210, ext. 200

Email: media@viewray.com

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